Via Facsimile and U.S. Mail
Mail Stop 6010

October 11, 2006

David B. Rickard
Executive Vice President, Chief Financial Officer
And Chief Administrative Officer
CVS Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Re: CVS Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File No. 001-01011

Dear Mr. Rickard:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief